03 FEB 24 AM 7:21

unaxis
making IT possible

Rule ~~12g3-2(b) File No. 82-51~~90

82-34643

03007001

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

Date February 17, 2003
Contact Jasmin Lioliou
E-mail jasmin.lioliou@unaxis.com
Directphone ++41 58 360 96 04
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

J. Lioliou

Jasmin Lioliou
Corporate Communications

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/3

Enclosure

- **Media Release: February 17, 2003 - Unaxis Board of Directors appoints Asuri S. Raghavan to the Executive Board**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon / SZ

Phone ++41 58 360 96 96
Fax ++41 58 360 91 96
www.unaxis.com

Rule 12g3-2(b) File No. 82-5190

making IT possible

Media Release

Unaxis Board of Directors appoints Asuri S. Raghavan to the Executive Board

Pfäffikon, February 17, 2003 – Unaxis is expanding its Executive Board with Asuri S. Raghavan (50), an internationally known semiconductor industry expert, effective March 1st, 2003. Asuri S. Raghavan formerly served as Executive Vice President at Novellus Systems, Inc., USA.

Asuri S. Raghavan was formerly Executive Vice President of the Surface Integrity Group at Novellus Systems, Inc., a semiconductor equipment manufacturer in San Jose, California/USA. His achievements in this post included integrating semiconductor equipment manufacturer Gasonics International with Novellus Corporation in 2001. Asuri S. Raghavan was President and CEO of Gasonics International prior to the company's acquisition by Novellus. Before that, he held various management positions at semiconductor equipment manufacturer Kulicke & Soffa Industries, Inc. in Pennsylvania/USA. Between 1996 and 1998 he was President of the Equipment Group at Kulicke & Soffa. Earlier, as Senior Vice President, he was in charge of marketing strategy for all of Kulicke & Soffa's product lines. At Unaxis, Asuri S. Raghavan will take responsibility for ongoing development of the company's semiconductor business.

Asuri S. Raghavan is an American citizen. He holds a Bachelor of Engineering (Hons.) from the University of Madras (Chennai), India, and a Master of Arts degree in Computer and Information Science from Temple University, Philadelphia, Pennsylvania, USA.

From March, 1, 2003, the Unaxis Executive Board will thus be comprised as follows: Heinz Kundert (CEO), Kaspar Kelterborn (CFO), Kurt Mück, Asuri S. Raghavan.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 96 53
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail: investor.relations@unaxis.com

Unaxis - a world-class high technology corporation
Unaxis is a globally active leading provider of production systems, components and services for selected growth markets, focused on information technology. Unaxis' activities comprise the Information Technology segment (semiconductors, flat-panel displays, data storage and optical components), Surface Technology, and Components and Special Systems (vacuum technology and space travel engineering). Unaxis employs around 6,500 people and achieved sales of CHF 1,490 million in 2002. Corporate headquarters are in Pfäffikon (SZ) Switzerland, with production facilities in Europe, North America and Asia, plus sales organizations in 22 countries.